Exhibit 99.1

Hepsiburada Announces a Change to its Board of Directors

ISTANBUL, Türkiye, December 26, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces a change to the composition of its Board of Directors.

Effective December 27, 2024, Mr. Hikmet Ersek, an independent member of the Company’s Board of Directors and a member of the Corporate Governance Committee, stepped down from his position.

The Board of Directors decided to appoint Mr. Tayfun Bayazıt, an independent member of the Board of Directors, as new member of the Corporate Governance Committee to replace Mr. Hikmet Ersek.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported nearly 57.5 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com